Exhibit 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and reports evaluating (i) a portion of Cenovus Energy Inc. oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs, and (ii) the contingent resources and prospective resources of Cenovus Energy Inc. as at December 31, 2011, estimated using forecast prices and costs, and the information derived from our reports,  as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2011 and Cenovus Energy Inc.’s registration statements on Form S-8 (File No. 333-163397), Form F-3 (File No. 333-166419), and Form F-9 (File No. 333-167876), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch
P.A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

February 22, 2012

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